August 5, 2005

VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Caterpillar Registration Statement on Form S-4 filed August 5, 2005

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Securities Act”), Caterpillar Inc. (the “Company”) respectfully requests that the effective date of the Registration Statement on Form S-4, No. 333-121003 (the “Registration Statement”) to be accelerated so that the Registration Statement shall become effective at 11 a.m., Eastern Standard Time, on Tuesday, August 10, 2005 or as soon thereafter as practicable.

In requesting acceleration of effectiveness of the Registration Statement, the Company acknowledges that:

1.
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

CATERPILLAR INC.

/s/Bryon L. Koepke
Bryon L. Koepke
Securities Attorney

cc: Mary Beth Breslin - Securities and Exchange Commission - via fax